Exhibit (a)(5)(D)

Video Transcript of Company Presentation to Stockholders

Important Notice

This video is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of InvenTrust Properties Corp. (the “Company”). The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and other related materials, which the Company published, sent or gave to stockholders upon commencement of the tender offer on October 27, 2016, and filed with the SEC. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information, including the terms and conditions of the offer. Stockholders may obtain free copies of the tender offer materials at the SEC’s website at www.sec.gov and at the Company’s website at www.inventrustproperties.com. In addition, requests for copies of the tender offer materials may be directed to DST, the information agent, and such copies will be furnished promptly at the Company’s expense. Any questions or requests for assistance may be directed to DST by telephone toll free at 855-377-0510. Stockholders may also contact their broker dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the offer.

Each stockholder must make his, her or its own decision whether to tender shares, how many shares to tender and the price or prices at which to tender. Each stockholder should consult with its tax advisor, broker dealer, commercial bank, trust company, custodian or other nominee to evaluate the consequences of tendering or selling shares in the offer.

Forward-Looking Statements

Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future and are typically identified by words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain and involve known and unknown risks that are difficult to predict. Factors that may cause actual results to differ materially from current expectations include, among others, the Risk Factors included in the Company’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this presentation. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Hello, my name is Tom McGuinness and I am the CEO of InvenTrust Properties. Today I wanted to discuss the commencement of our “Dutch Auction” tender offer. This tender offer will give Inventrust shareholders who desire liquidity an opportunity to tender their shares back to the Company.

Let me walk you through some of aspects of the “Dutch Auction” tender offer. First, we commenced it on October 27, 2016. Our management team and the Board of Directors have been actively evaluating ways to provide liquidity to our shareholders. We were confident that we would be able to provide a liquidity opportunity to our shareholders. We are pleased to be living up to that promise.

On October 19th, our Board approved a $200 million tender offer. A modified “Dutch Auction” tender offer is an auction structure. Each shareholder wishing to tender his or her shares indicates the price that the shareholder would be willing to sell shares back to the company. The price must be within the range set by the Company. In this case, we are offering to purchase our shares for cash up to a total of $200 million. The Company has set a tender range of not greater than $2.94 or less than $2.45 per share, subject to the terms and conditions of the Offer.

We will set the purchase price at the lowest price per share that will allow us to purchase up to the $200 million. The same price will be paid for each tendered share accepted for the purchase, even shares tendered at a lower price. In accordance with the rules set by the SEC, we may increase the number of shares for payment up to 2% of the outstanding shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by a maximum of approximately $51 million.

The Offer commenced on October 27, 2016 and is scheduled to expire at 5:00 p.m., New York City time, on November 28, 2016, a timeframe that may be extended by the Company at their discretion. Promptly after the expiration of the Offer, the final price will be determined within the stated range of $2.94 to $2.45.

The size and price range of the Offer was determined based on discussions among our management and our Board. Our Board took a balanced approached and considered, among other things:

1.	the amount of cash that we would have available to fund the Offer given the cash needs of the business and the payment of the Company’s existing debt;

2.	the potential accretion to earnings and estimated share value at each price point compared to risk-adjusted returns available from reinvesting in new assets; and

3.	the estimated likelihood that shareholders would tender.

Our Board also took note of the prices at which shares have been offered and sold in the secondary market. In transactions from May 15 to Sept. 30, 2016 on the secondary market, sales of our common stock on an independent auction provider’s platform have ranged from $1.65 to $2.24 per share. In addition, our Board took into account the “mini tender” purchase price of $1.25 per share that a third party recently offered to our shareholders.

We understand that our shareholders may have different needs with respect to the liquidity of their shares. The Offer is part of our overall goal to enhance shareholder value for our existing shareholders while addressing the needs of certain of our shareholders who desire liquidity. Accordingly, the purpose of the Offer is to provide those shareholders who wish to obtain immediate liquidity for their shares an opportunity to do so at an efficient manner and at a price above the prices available on the secondary market. While at the same time balancing the best interests of the Company and those shareholders who wish to remain invested in the Company.

There are several advantages to allocating capital through a modified “Dutch Auction” tender offer. The tender offer will allow us to purchase a greater number of shares from our shareholders than we would have purchased through a share repurchase program. It will also provide us the flexibility to potentially expand or extend the Offer. Also, no commissions or fees will be received by InvenTrust in connection with the Offer.

As I mentioned earlier, our Board reviewed and evaluated different liquidity options for our shareholders. The Board considered declaring a one-time special distribution payable to all of our shareholders. Our Board noted, however, that a special distribution would not allow flexibility for investors. The shareholders who would like to retain their investment in InvenTrust would receive a portion of their investment back, while other investors looking to fully liquidate their InvenTrust stock would still own a significant portion of the Company’s stock.

The Board also noted the cash used for the special distribution would not be available to invest in yield-generating assets, which we believe would positively impact our future earnings and net asset value. A special distribution would also not reduce the number of shares that we have outstanding.

We encourage you to review the Offer to Purchase and all related documents mailed to each of our shareholders of record for all of the Offer details. We also encourage you to contact your financial advisor, custodian, if you have one, as well as your tax consultant, if you are considering tendering your shares. We also have a team of professionals available to handle any of your questions; please feel free to contact them at the number provided below. Also remember, if you do not wish to tender your shares, you do not need to do anything.

Before I conclude, I’d like to spend a few moments reviewing our strategy. As a pure-play retail company, our business strategy is to acquire open-air retail centers in key growth markets with favorable demographics with expected above-average net operating income growth.

The second piece of our strategy is disposing of non-strategic properties in markets that are low growth, or lack sufficient asset concentration or do not provide a favorable opportunity to build significant concentration.

My team has made progress in the refinement of our retail portfolio. We are well on our way to simplifying our collection of assets and presenting a compelling financial story to the investment community.

We are enthusiastic and believe in our strategy and what’s ahead. For more details about the Company’s strategy, please review the three most recent shareholder letters by clicking on the links at the end of this video.

In conclusion, we realize many shareholders have been waiting and requesting an opportunity to liquidate their investment. The tender offer is that opportunity. For those shareholders who elect not to tender and will maintain their investment in InvenTrust, I can tell you my team is working hard every day to maximize the value of the Company and the value of this investment.

Thank you again for your attention and I look forward to communicating the results of this tender and our progress throughout 2017. Have a great day.